

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Carlos Macau
Chief Financial Officer
HEICO CORP
3000 Taft Street
Hollywood , Florida 33021

      Re: HEICO CORP
          Form 10-K for the fiscal year ended October 31, 2023
          File No. 001-04604

Dear Carlos Macau:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing